Filed pursuant to Rule 433
Registration No. 333-165529
Final Term Sheet

Issuer:	Province of Ontario

Existing Long-Term Issuer Ratings:	S&P: AA-; Moody’s: Aa1; DBRS: AA (low)

Rating Assigned to these Bonds:	S&P: AA-

Title:	1.60% Bonds due September 21, 2016

Aggregate Principal Amount:	U.S.$2,000,000,000

Denominations:	U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000

Trade Date:	September 14, 2011

Issue Date (Settlement Date):	September 21, 2011

Maturity Date:	September 21, 2016

Interest Payment Dates:	September 21 and March 21 of each year, commencing March 21, 2012. Interest will accrue from September 21, 2011.

Spread to Treasury:	+ 75.35 basis points

Spread to Mid-Swaps	+ 44 basis points

Benchmark Treasury:	UST 1.000% due August 31, 2016

Treasury Spot/Yield:	100-20 / 0.871%

Yield to Maturity:	1.625% semi annual

Interest Rate:	1.60%

Public Offering Price:	99.880% plus accrued interest from September 21, 2011 if settlement occurs after that date

Day Count Convention:	30/360

Underwriters:	Barclays Bank plc
Goldman Sachs International
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC
National Bank Financial Inc.
BMO Capital Markets Corp
CIBC World Markets Corp.
Scotia Capital (USA) Inc.
TD Securities (USA) LLC

Prospectus and Prospectus Supplement:	Prospectus dated as of May 13, 2010, and Preliminary Prospectus Supplement dated as of September 14, 2011

http://www.sec.gov./Archives/edgar/data/74615/000095012311084371/o72336pe424b2.htm

CUSIP# / ISIN#:	683234DP0 / US683234DP09

Listing:	Admission to the United Kingdom Listing Authority’s Official List and to trading on the London Stock Exchange plc’s Regulated Market may be completed following settlement on a best efforts basis.

Settlement:	We expect that delivery of the Bonds will be made against payment therefor on or about the closing date of this offering specified on the cover page of the prospectus supplement, which is five business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next succeeding business day should consult their own advisor.

U.S. Legend:	The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank plc at 1-888-603-5847, Goldman Sachs International at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or RBC Capital Markets, LLC at 1-866-375-6829.

United Kingdom Legend:	This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

European Economic Area Legends:	If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in that Member State and including any relevant implementing measure in that Member State) (the “Prospectus Directive”) (other than the United

Kingdom, once the UKLA Prospectus as defined below has been approved by the Financial Services Authority), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors as defined in the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement, and investors in the European Economic Area should not subscribe for or purchase these bonds once admitted to trading on the London Stock Exchange plc’s Regulated Market except on the basis of information in the UKLA Prospectus (as defined below). The Province intends to file a single prospectus (the “UKLA Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000, as amended, for the purpose of having these bonds admitted to trading on the London Stock Exchange plc’s Regulated Market as soon as possible after closing of this issue. In compliance with the Prospectus Directive, the UKLA Prospectus will be published in due course, subject to its approval by the United Kingdom Listing Authority, and investors will be able to obtain a copy of the UKLA Prospectus from the office of the Province at the Ontario Financing Authority, One Dundas Street West, Suite 1400, Toronto, Ontario, Canada M5G 1Z3 and the United Kingdom paying agent, The Bank of New York Mellon, One Canada Square, London E14 5AL, England. Investors in the European Economic Area should not subscribe for any bonds referred to in this advertisement except on the basis of information in the UKLA Prospectus.

Swiss Legend:	The prospectus dated as of May 13, 2010 and the preliminary prospectus supplement dated as of

September 14, 2011 and this notice do not constitute a public offering prospectus. The prospectus dated as of May 13, 2010 and the preliminary prospectus supplement dated as of September 14, 2011 and this notice may not be issued, circulated or distributed or otherwise made publicly available in or from Switzerland and are not intended as an offer or solicitation with respect to the purchase or sale of the bonds by the public.

OTHER:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.